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Our File No. 1707

 January 25, 2008

VIA EMAIL & EDGAR:

SchulerG@SEC.GOV; and  DelaneyDO@SEC.GOV;

Attention: Donald Delaney

Cc: George Schuler

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Delaney

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005 / 2006

File Number 000-18860

Further to your letters dated January 8th and 24th 2008 and our recent conversations with Mssrs. Schuler and Hiller, we attach as Schedules “A” and “B”, the Company’s response to items 3 and 5, and item 4, respectively, of your January 8, 2008 letter.

We thank you for your consideration of the above.

Yours truly,

Vector Corporate Finance Lawyers

“Stewart L. Lockwood “

Stewart L. Lockwood

Barrister & Solicitor

SCHEDULE A

CANARC RESOURCE CORP. (the “Company”)

Responses to Comment Letter from Securities and Exchange Commission dated January 8 and 24, 2008.

File No. 000-18860

Staff’s Comment

Company’s Response

With respect to staff’s issuance of comment 1 dated January 24, 2008 in reference to comment 3 dated January 8, 2008, we are proposing the following amendments to the explanatory note to be included in the forepart of our amendment (which would be subject to further review and comment by our auditors, KPMG LLP) in our 2006 Form 20-F:

The Company restated its consolidated cash flow statement for the year ended December 31, 2005 to reflect the reconciling account of Aztec Metals Corp. (“Aztec”) used to determine the cash flows of the Company.

In accordance with Canadian GAAP, this effectively reduced cash outflow from operating activities from US$725,000 to US$633,000 and cash inflow from financing activities from US$41,000 to US$38,000, and cash inflow from investing activities from $458,000 to $369,000.

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).   ~~SEC staff have indicated that~~  Under U.S. GAAP, changes in a parent company’s proportionate share of subsidiary equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.  The Company has restated its previous presentation of the gain in 2005 to be consistent with the SEC’s interpretation.

Consequently in the reconciliation of Canadian and U.S. GAAP, Note 12 to the Consolidated Financial Statements as included the 2006 Form 20-F includes the following restatements for the 2005 comparative figures:

-

loss for 2005 under U.S. GAAP increased from $374,000 to $995,000;

-

loss per share under U.S. GAAP increased from $0.01 to $0.02;  and

-

cash used for operating activities under U.S. GAAP decreased from $1,502,000 to $789,000.

Staff’s Comment

Company’s Response

The Company has set out below the original wording from note 12 to the 2006 consolidated financial statements, together with blacklined amendments it will make in any amendment to its 2006 Annual Report and in future filings.

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.   Pursuant to t  ~~T~~ he Securities and Exchange Commission ’s Industry Guide 7, an entity can only disclose proven and probable reserves, as defined within the Guide, in its reserve calculations.    ~~At the date of these financial statements, the Company has identified possible reserves, again as defined in the Guide,   but not proven and probable reserves.~~   As a result, the Company has  ~~(“SEC”) staff has indicated that their~~  interpret ~~at~~  ed  ~~ion of~~  U.S. GAAP to require ~~s~~  mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination and the Company cannot pass an impairment test made under SFAS 144 for U.S. GAAP purposes. .  Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for U.S. GAAP purposes.

The Company raises cash from time-to-time through the issuance of flow-through shares where the funds received are to be used for mining purposes and the related tax benefits are assigned to the investor.  For US GAAP purposes, the Company has interpreted SFAS 95 and FRC 203.02 to  ~~SEC staff have indicated that their interpretation of U.S. GAAP~~ require ~~s~~  that funds raised through the issuance of flow-through shares be shown as restricted cash until expended and should not be considered to be a component of cash and cash equivalents.  In addition, the amount of restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an item within  ~~adjustment to~~ financing activities.

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).   Pursuant to Staff Accounting Bulletin Topin 5.H,  ~~SEC staff have indicated that~~ changes in a parent company’s proportionate share of subsidiary ’s equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.   Accordingly, the deemed gain on disposition of Aztec Metals, which is an enterprise in the development stage, for Canadian GAAP purposes due to Aztec Metals issuing shares to third parties is recorded as an equity transaction for US GAAP purposes.  As this presentation corrects presentation included in the US GAAP reconciliation note included in the Company’s 2005 consolidated financial statements, t  ~~T~~ he Company has restated its previous reconciliation tables to exclude the gain from the determination of earnings (loss) and included the net impact of the deemed disposition for accounting purposes as an equity transaction for US GAAP purposes.

 ~~presentation of the gain in 2005 to be consistent with the SEC’s interpretation~~ .

Schedule “B”

We attach, in the revised black-lined Form 20F, the Company’s response to your engineering comment numbered 4 of your letter dated January 4, 2008 on the issue of cut-off grades and resource disclosure.

Despite the Company’s observations on discussions with the authors of the independent NI 43101 report about parameters, gold prices etc. taking place at the neighbouring property, unfortunately, we do not believe we can put such disclosure in the Form 20F and directly relate it to the resource table.  In particular, the Company cannot, with any certainty, state what assumptions the consulting engineers made in its assumptions of the reasonable prospects for economic extraction.

It therefore appears that the most appropriate way to meet the disclosure requirements of Industry Guide 7, and your concerns on cut-off grade, is to remove the offending chart and relevant disclosure.  We believe that the remaining disclosure, which deals with only scientific and technical issues, and your prior concerns, will be satisfactory.

We therefore attach an updated blacklined Form 20F, for the year ending Dec. 31, 2006, which we believe will cover the foregoing.